December 31, 2024

Bryan Luce
Chief Executive Officer
Blockhold Capital Corporation
3226 Clark Rd.
Sarasota, FL, 34231

       Re: Blockhold Capital Corporation
           Offering Statement on Form 1-A
           Filed December 23, 2024
           File No. 024-12550
Dear Bryan Luce:

       This is to advise you that we do not intend to review your offering statement.

         We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Mariam Mansaray at 202-551-5176 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Jeff Turner